

New York Stock Exchange
11 Wall Street
New York, NY 10005

May 19, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Depositary Shares, Each Representing 1/1,000th Interest in a Share of 6.125% Non-Cumulative Preferred Stock, Series C of STIFEL FINANCIAL CORP. under the Exchange Act of 1934.

Sincerely,